UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

Amendment No. 1

to

ANNUAL REPORT

of

EUROPEAN INVESTMENT BANK

(Name of registrant)

Date of end of last fiscal year:  December 31, 2025

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.

Lawrence J. Verhelst, Esq.

Cravath, Swaine & Moore LLP

100 Cheapside

London EC2V 6DT

United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2025 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit VI: Underwriting Agreement dated May 12, 2026 in connection with the offering of $1,500,000,000 SOFR Floating Rate Notes due 2031.

Exhibit VII: Calculation Agency Agreement dated May 13, 2026 in connection with the offering of $1,500,000,000 SOFR Floating Rate Notes due 2031.

Exhibit VIII: Form of $1,500,000,000 SOFR Floating Rate Notes due 2031.

Exhibit IX: Opinion of the European Investment Bank (acting through its Legal Directorate) dated May 21, 2026 in connection with the offering of $1,500,000,000 SOFR Floating Rate Notes due 2031.

Exhibit X: Opinion of Cravath, Swaine & Moore LLP dated May 21, 2026 in connection with the offering of $1,500,000,000 SOFR Floating Rate Notes due 2031.

This amendment to the Annual Report on Form 18-K/A (and the exhibits herein) are intended to be incorporated by reference into the registrant’s registration statement under Schedule B (File No. 333-274695), including the related prospectus dated December 21, 2023, as such registration statement and prospectus may be amended from time to time, and to be a part thereof from the date on which this amendment is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 21st day of May, 2026.

EUROPEAN INVESTMENT BANK (Name of registrant)

by
/s/ Marco Zimmermann
Marco Zimmermann
Director
Global Head of Treasury and Capital Markets

by
/s/ Sandeep Dhawan
Sandeep Dhawan
Head of Funding
Benchmark Funding

EXHIBIT INDEX

Exhibit	Document

VI	Underwriting Agreement dated May 12, 2026 in connection with the offering of $1,500,000,000 SOFR Floating Rate Notes due 2031.

VII	Calculation Agency Agreement dated May 13, 2026 in connection with the offering of $1,500,000,000 SOFR Floating Rate Notes due 2031.

VIII	Form of $1,500,000,000 SOFR Floating Rate Notes due 2031.

IX	Opinion of the European Investment Bank (acting through its Legal Directorate) dated May 21, 2026 in connection with the offering of $1,500,000,000 SOFR Floating Rate Notes due 2031.

X	Opinion of Cravath, Swaine & Moore LLP dated May 21, 2026 in connection with the offering of $1,500,000,000 SOFR Floating Rate Notes due 2031.